EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

May 30, 2013	Trading Symbols: TSX Venture – CLH
US OTC.BB – CLHRF
Berlin and Frankfurt – GV8

CORAL GOLD ANNOUNCES PRIVATE PLACEMENT

Coral Gold Resources Ltd. (the “Company”) announces that it proposes to raise up to $750,000 by way of non-brokered private placement (the “Offering”).  The Company will place up to 5,000,000 units (the “Units”) at a price of $0.15 per unit.  Each unit will consist of one common share and one common share purchase warrant (the “Warrants”) exercisable at a price of $0.20 per warrant for a period of 24 months.  In the event that, after four months and one day after the closing of the Offering, the volume weighted average trading price of the Company’s common shares on the TSX Venture Exchange, exceeds C$0.30 for a period of 15 consecutive trading days, the Company may, after such event, provide notice to the warrant holders of early expiry and thereafter, the Warrants will expire on the date which is 30 days after the date of notice to warrant holders.

The Company may, in accordance with applicable securities legislation and TSX Venture Exchange policy, pay a finder’s fee in connection with the Offering.   Proceeds arising from the sale of the Units will be used for general working capital purposes.

The Company is also pleased to report that it has submitted the final comprehensive Environmental Assessment on the Robertson Property to the Bureau of Land Management (“BLM”) in April 2013.  SRK Consulting (US) Inc. has subsequently submitted a new Amendment to the Exploration Plan of Operations and Reclamation Permit Application to the BLM.  The Company awaits acceptance of this document in order to proceed with the 30-day public input process.

ON BEHALF OF THE BOARD

"David Wolfin"
David Wolfin
President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.